SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange act of 1934


For the month of December 2003
Commission File No. 333-09410

                                  Marsulex Inc.

                        111 Gordon Baker Road, Suite 300
                                 North York, ON
                                     M2H 3R1


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F              X                             Form 40-F
                  -------------                                     ------------

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                  No                   X
                  -------------                                     ------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-
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Documents Included as Part of this Report

No.                   Document


1.                    Press Release dated December 17, 2003








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                                                               MARSULEX
                                                               [GRAPHIC OMITTED]

NEWS RELEASE




MARSULEX PURCHASES OPTIONS HELD BY FORMER EMPLOYEES



TORONTO, December 17, 2003 -- Marsulex Inc. (TSX: MLX) announced today that it has purchased 433,434 stock options held by former employees of the Company for a total consideration of $736,354. The options, which had an average remaining life of over 6 years, represented 17% of the total outstanding options and more than 1% of the fully diluted common shares of Marsulex at the time of the purchase. The acquired options will be cancelled and fully expensed in the current quarter.

Marsulex President and Chief Executive Officer, David Gee, said the purchase creates value for shareholders by reducing the future dilutive effect of outstanding options and represents an attractive investment in terms of the expected future growth in the value of the Company. Mr. Gee noted that Marsulex has not granted stock options since 2002, and that Performance Share Units are now granted as long-term incentives and fully expensed.

Marsulex, which is based in Toronto, Ontario, is a global provider of outsourced environmental compliance solutions. The company's services encompass the complete outsourcing of environmental compliance activities including the ownership and operation of compliance assets. Website: www.marsulex.com.




For further information:

David Gee
President & CEO
(416) 496-4178

Laurie Tugman
Executive Vice President & CFO
(416) 496-4157


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SIGNATURE



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  MARSULEX INC.






December 18, 2003                   By:      /s/ Lucio Milanovich
                                            ---------------------------
                                            Lucio Milanovich
                                            Director, Finance